Bridgewater Place | Post Office Box 352

Grand Rapids, Michigan 49501-0352

Telephone 616 / 336-6000 | Fax 616 / 336-7000 | www.varnumlaw.com

Michael G. Wooldridge Direct 616 / 336-6903

mgwooldridge@varnumlaw.com

May 10, 2024

Filed Via Edgar

Ms. Heather Clark

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

Washington, D.C. 20549

Re:UFP Industries, Inc.

Form 10-K for the Fiscal Year Ended December 30, 2023

Filed February 28, 2024

File No. 000-22684

Dear Ms. Clark:

On behalf of UFP Industries, Inc. (the "Company"), we are responding to your letter dated April 29, 2024, with respect to the above-referenced filing (the "Report").1  The comments from your April 29, 2024, letter are set forth in bold font below and are followed by our response. References to such terms as "we", "us", and "our" refer to the Company, consistent with the manner of the Company's style of disclosure included in its public filings.

Form 10-K for the Fiscal Year Ended December 30, 2023

Exhibit 13

Management's Discussion and Analysis of Financial Conditions and Results of Operations Overview, page 3

1.

We note your use of "decremental operating margin" and "net surplus cash" within the bullet points on page 3.  To the extent these represent metrics or non-GAAP measures, please revise to provide all required disclosures to enable a reader to understand how these were calculated or determined.

1 Note: Your letter referenced the Company’s Form 10-K for the fiscal year ended December 31, 2023. The Company’s fiscal year ended December 30, 2023.

Ann Arbor | Birmingham | Grand Rapids | Kalamazoo | Naples, FL | Novi

Ms. Heather Clark

May 10, 2024

Response:

Decremental Operating Margin

The Company does not believe decremental operating margin is a non-GAAP financial measure, as defined in Item 10(e)(4) of Regulation S-K. Pursuant to Item 10(e)(4)(ii) of Regulation S-K: “Ratios calculated using solely GAAP measures or other measures that are not non-GAAP financial measures” are not non-GAAP financial measures.  As noted in the bullet point on page 3 of the Form 10-K, decremental operating margin is the ratio calculated by dividing (1) the decrease in operating profits over a particular period, which operating profits have been calculated in accordance with GAAP, by (2) the decrease in net sales over that same period, which net sales have also been calculated in accordance with GAAP. In addition, the Company’s disclosure of the decremental operating margin is not intended or likely to be considered as a substitute for a comparable GAAP measure, and the Company does not believe presenting decremental operating margin has the effect of adding to or subtracting from a comparable GAAP number.

To make this more clear and to provide investors information regarding why the Company believes discussion of its decremental operating margin is important and how the metric is used internally by the Company, in future filings, the Company will revise this disclosure to include this additional information, as follows (using the text from the Form 10-K):

Our operating profits decreased $304 million, or 32.0%, compared to last year. The overall decrease is a result of the decline in gross profits mentioned above offset by a $65 million decrease in selling, general, and administrative (“SG&A”) expenses. Our SG&A declined primarily due to our incentive compensation plans which are tied to profitability and return on investment. More specifically, our sales incentive expense declined by $30 million to approximately $59 million for the year and bonus expense declined by $54 million to $175 million for the year. Our decremental operating margin was 12.6%, which is calculated by dividing~~comparing~~ our decrease in operating profits (Earnings from operations) by~~relative to~~ our decrease in net sales ~~was 12.6%~~. In other words, for every dollar decrease in sales from 2022 to 2023, our operating profits decreased 12.6 cents. The decremental operating margin provides investors additional visibility into expected operating profits during periods of declining sales. In a declining business cycle, the Company’s management uses this metric to evaluate a change in its profitability resulting from a reduction in sales volume while considering the impact of product pricing changes, changes in product sales mix, its ratio of variable and fixed costs, and anticipated cost saving measures, among other factors.

Net Surplus Cash

The Company did not reference net surplus cash in the Form 10-Q it filed on May 8, 2024. To the extent the Company references net surplus cash in future filings, the Company will revise the disclosure as follows (using the text from the Form 10-K):

Ms. Heather Clark

May 10, 2024

Our Cash and cash equivalents at the end of 2023 was $1.1 billion compared to $559.4 million at the end of 2022. Our net surplus cash, which is a non-GAAP financial measure (see the reconciliation of net surplus cash to Cash and cash equivalents below) ~~(cash less debt and cash overdraft)~~, at the end of 2023 was $841.9 million compared to $281.3~~4~~ million at the end of 2022. Our unused borrowing capacity under our revolving credit facility and a shelf agreement with certain lenders along with our C~~c~~ash and cash equivalents ~~surplus~~ resulted in total liquidity of approximately $2.4 billion at the end of December 2023. We plan to continue to pursue a balanced and return driven approach to capital allocation focused on continuing to increase our dividend at a rate that is aligned with our anticipated long-term earnings growth rate, repurchasing our common stock to offset dilution from issuances under our equity-based compensation programs, making capital investments needed to execute our organic growth and operating improvement strategies, and completing business acquisitions that complement our existing businesses and provide new avenues for growth.

Net Surplus Cash (Non-GAAP Financial Measure)

We calculate net surplus cash by subtracting our Long-term debt, Current portion of long-term Debt, and any Cash overdraft from our Cash and cash equivalents. Net surplus cash is a non-GAAP financial measure. Below is a reconciliation of our net surplus cash to our Cash and cash equivalents for our fiscal years ending 2023 and 2022. We believe disclosure of our net surplus cash is useful to investors because we use this measure, along with our unused borrowing capacity, as metrics to assess our capital structure, capital resources, and liquidity. As a non-GAAP financial measure, net surplus cash is intended to supplement and should be read together with our audited consolidated financial statements included within this report and should not be considered as an alternative to or substitute for, and should not be considered superior to, our GAAP financial measures. Accordingly, investors should not place undue reliance on our use of net cash surplus.

The table below presents, for the periods indicated, a reconciliation of our Cash and cash equivalents to our net surplus cash (in thousands);

	December 30,	December 31,
(in thousands)	2023	2022
Cash and cash equivalents	$ (1,118,329)	$(559,397)
Cash overdraft	---	—
Total cash surplus	(1,118,329)	(559,397)
Current portion of long-term debt	42,900	2,942
Long-term debt	233,534	275,154
Total net surplus cash	$ (841,895)	$(281,301)

Ms. Heather Clark

May 10, 2024

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 17

2.

We note the disclosure that you conducted an evaluation of your disclosure controls and procedures; however, you did not clearly disclose management's conclusions.  In this regard, please tell us and revise your future filings to disclose management's conclusion on whether your disclosure controls and procedures were effective at the end of the period.  Refer to the guidance in Item 307 of Regulation S-K.

Response: The Company confirms that in connection with our evaluation of the effectiveness of our Disclosure Controls (as defined by the Company in Item 9A of the Report) as of end of the period covered by the Report, the Company concluded, as of such date, our disclosure controls and procedures were effective.

In future filings, we will include and disclose management's conclusions as to the effectiveness of our disclosure controls and procedures.

We hope that we have sufficiently responded to your comments.  If you have additional questions or comments, please contact me directly.

Best regards,

Michael G. Wooldridge

MGW/jkp

c:Mr. Michael Cole, Chief Financial Officer

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